November 25, 2008

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Melissa Duru

Re:	Wendy’s/Arby’s Group, Inc.
Schedule TO-T filed November 6, 2008 by Trian Partners, L.P., Trian
Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P, Trian
Partners Parallel Fund II, L.P., Trian Partners GP, L.P., Trian
Partners General Partner, LLC, Trian Partners Parallel Fund I
General Partner LLC, Trian Partners Parallel Fund II GP, L.P., Trian
Partners Parallel Fund II General Partner, LLC, Trian Fund
Management L.P., Trian Fund Management GP, LLC (collectively, the
“Trian Funds”), Nelson Peltz, Peter W. May and Edward Garden
(collectively, the “Trian principals”). File No. 05-30388

Ladies and Gentlemen:

          On behalf of our client, Trian Partners, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P. and Trian Partners Parallel Fund II, L.P. (collectively, the “Purchaser”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 17, 2008 (the “Comment Letter”), with respect to the Purchaser’s Schedule TO-T filed with the Commission on November 6, 2008 (SEC File No. 05-30388) (the “Schedule TO”) in connection with its offer to purchase (the “Offer”) up to 40,000,000 outstanding shares of common stock, par value $0.10 per share, of Wendy’s/Arby’s Group, Inc. (“Wendy’s/Arby’s”).

          Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Purchaser’s responses thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Purchaser’s Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”). We have also included the requested Purchaser statement below.

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           In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) amending the Schedule TO disclosure in response to the Comment Letter.

Schedule TO

General

1.	We refer you to Section 3.1 (a) of the agreement dated November 5, 2008 between the filing persons and the company. The agreement specifically states “for the avoidance of doubt, nothing contained herein shall prohibit any member of the Trian Group or any Affiliate or Associate of the Trian Group from acquiring more than...” 25% of the combined voting power of the company’s voting securities. We refer also to the Schedule 13D/A filed on September 16, 2008 in which the filing persons disclosed their intentions to increase their equity ownership in the company and/or Wendy’s International, Inc. and note that subsequent to that filing, the filing persons have acquired shares in the open market and indicated an interest in increasing their share ownership from approximately 11% to as much as 35% of outstanding voting shares. We also note that while the provisions of the agreement between the parties and the Delaware General Corporate Law would prohibit the filing persons from engaging in a business combination within three years of acquiring greater than 25% of the outstanding shares of voting securities, the prohibition does not appear to prevent the filing persons from acquiring a controlling interest and then effecting a going private transaction through means other than a business combination (i.e. a reverse stock split). Although the filing persons disclose on page 21 of the Offer to Purchase that they do not currently intend to take actions that would result in a going private effect as described in Exchange Act Rule 13e-3(a)(3)(ii), please confirm in your response letter and within the disclosure that the tender offer is not the first step in a series of transactions undertaken with the purpose or reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3.

Response

           On behalf of the Trian Funds and Trian principals, we hereby confirm to the Staff that consistent with its disclosure in the Schedule TO, the tender offer is not the first step in a series of transactions undertaken with the purpose or reasonable likelihood of producing a “going private effect” as specified in Rule 13e-3. As disclosed in the Schedule TO, the Trian principals and Trian Funds intend to review their investment in Wendy’s/Arby’s on a continuing basis. Depending on various factors, including, without limitation, Wendy’s/Arby’s financial position, results and strategic direction, price levels of the common stock of Wendy’s/Arby’s, conditions in the securities and credit markets and general economic and industry conditions, the Trian principals and Trian Funds may take such actions with respect to their investment in Wendy’s/Arby’s as they deem

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appropriate. The Schedule TO has been revised in response to Comment No. 1. See Items 5 and 6 of the Amendment.

Item 7. Source and Amount of Funds, page 19

2.	Consistent with the requirements of Item 1007(b) of Regulation M-A, please disclose whether there are alternate financing plans if the primary plans fall through and if not, so state.

Response

          The Schedule TO has been revised in response to Comment No. 2. See Item 7 of the Amendment.

Item 10. Financial Statements, page 19

3.	You indicate that financial statements are not applicable. Please provide us with an analysis in support of your statement. In this regard, we note disclosure on page 2 of the Offer to Purchase that the bidders do not believe their financial condition is material to an investor’s decision whether to tender in the offer. A bidder’s financial statements may be material in the context of a tender offer for less than all outstanding target securities by non-reporting entities. See Instruction 2 to Item 10 of Schedule TO. Because none of the bidders appear to a public reporting company, each bidder may be required to satisfy the financial statement requirements of Item 10 of Schedule TO. Please be aware that adding new, material information in an amended filing may require dissemination of that information to shareholders and an extension of the offer.

Response

           The Purchaser does not believe that its financial statements are material to a shareholder’s decision to sell, tender or hold the securities sought in the offer. We acknowledge that Instruction 2 to Item 10 of Schedule TO states that financial statements are not considered material, when among other things, the offer is for all outstanding securities. We note, however, that Final Rule: Regulation of Takeovers and Security Holders Communications Release No. 33-7760 (October 26, 1999) (“Release No. 33-7760”) states that Instruction 2 is merely a safe harbor and is therefore not the exclusive means for determining whether financial statements should be deemed material. Indeed, Instruction 1 of Item 10 indicates that the facts and circumstances of the tender offer should be taken into account in determining whether the financial statements of the Purchaser are material.

           As disclosed in the Schedule TO, the offer consideration consists solely of cash and the offer is not subject to a financing condition. The Schedule TO further states that the offer consideration will be paid from the Purchaser’s existing cash and cash equivalents and/or margin borrowings and the Purchaser’s ability to realize cash upon sale of liquid securities. Release No. 33-7760 indicates that the offering of all cash

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consideration and the absence of a financing condition are factors that support a determination that the financial statements of the Purchaser are not material.

           Release No. 33-7760 also states that a factor to be considered in determining whether the financial statements of the bidder are material is “the ability of the bidder to pay for the securities sought in the tender offer.” We note that the Trian Funds and the Trian principals are well-known investors with a history of making substantial investments in major corporations such as Wendy’s/Arby’s. As disclosed in the Forms 13F filed on behalf of the Trian Funds with the Commission on November 13, 2008, as of September 30, 2008 the Trian Funds owned approximately $2.7 billion in publicly traded marketable securities. Additionally, the funds have cash and cash equivalents on hand in amounts sufficient to pay the entire $166 million offer consideration in the event the offer is fully subscribed. Given the amount necessary to consummate the offer and the Purchaser’s record of completing transactions, we believe stockholders have all of the material information necessary to evaluate whether the Purchaser has sufficient capacity to make payment for shares tendered in the offer.

           Footnote 195 to Release No. 33-7760 states that “financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target.” Prior to the commencement of the offer, the Trian Funds and the Trian Principals were one of Wendy’s/Arby’s largest shareholders and, as disclosed in the Offer to Purchase, owned in the aggregate approximately 11.1% of the outstanding shares of Wendy’s/Arby’s. Further, Mr. Peltz is non-executive Chairman, Mr. May is non-executive Vice Chairman and Mr. Garden is a director of Wendy’s/Arby’s. The Purchaser’s purpose in making the offer is to increase its equity investment in Wendy’s/Arby’s and the Purchaser believes that the increase in its equity investment from approximately 11.1% to approximately 19.6% (assuming the offer is fully subscribed) will have no incremental effect on the Trian Funds’ or Trian principals’ pre-offering relationship with Wendy’s/Arby’s, its board of directors or management.

           While the Purchaser and its affiliates were granted a waiver under Section 203 of the Delaware General Corporation Law (“DGCL”) to acquire up to 25% of the outstanding shares through the tender offer and/or subsequent acquisitions of shares, to the extent Purchaser or its affiliates or associates increase their aggregate beneficial ownership in the shares to greater than 25% of the outstanding shares, the Purchaser and its affiliates and associates will be subject to the restrictions of Section 203 of the DGCL, which will restrict any business combination between the Purchaser and its affiliates and Wendy’s/Arby’s. Moreover, the Purchaser and the Trian principals have agreed that until November 5, 2011, subject to certain exceptions, the Wendy’s/Arby’s board of directors will continue to be comprised of at least a majority of independent directors and that any related party transactions between Wendy’s/Arby’s and the Trian Funds and its affiliates must be approved by a committee that is comprised of independent directors. These restrictions limit the Trian Funds and Trian principals’ ability to exert additional influence or control over the management and affairs of Wendy’s/Arby’s, even if the offer is fully subscribed. Indeed, as structured, control of the management and affairs of Wendy’s/Arby’s will lie with its independent directors.

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           Based on the foregoing, the Purchaser believes that its financial statements are not material and are not required to be included in the Schedule TO.

Offer to Purchase

Summary Term Sheet. page 2

4.	Briefly disclose the terms of the agreement dated November 5, 2008 in the Summary section.

Response

           The Schedule TO has been revised in response to Comment No. 4. See Item 1 of the Amendment.

“Who is offering to buy my shares...,” page 1

5.	Please supplement your answer to clarify the relationship of the filing persons to the company currently and historically. For example, in addition to describing the share ownership currently held by the filing persons, include a description of when Messrs. Peltz, May, and Garden were appointed to their positions in the company and their relationship (including former position titles) with the pre-merger company, Triarc International, Inc.

Response

           The Schedule TO has been revised in response to Comment No. 5. See Item 1 of the Amendment.

“Why are you making this offer...,” page 2

6.	Please clarify within the response under this heading that notwithstanding the waiver and limitations imposed by the DGCL, the filing persons are not prevented from acquiring greater than 25% of the voting securities of the company and currently intend to acquire additional securities subsequent to the expiration of the tender offer.

Response

           The Schedule TO has been revised in response to Comment No. 6. See Item 1 of the Amendment.

U.S. Federal Income Tax Consequences, page 12

7.	Investors are entitled to rely on this discussion. Accordingly, please delete the statement that the discussion “is not a complete analysis” of all the potential tax consequences.

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Response

           The Schedule TO has been revised in response to Comment No. 7. See Item 4 of the Amendment.

Section 12. Background and Purpose of the Offer; Plans; Use of Securities, page 18

Background and Purposes, page 18

8.	We note disclosure that the filing persons intend to increase their investment in Wendy’s/Arby’s through acquisition of additional common stock of Wendy’s/Arby’s subsequent to the expiration of the current tender offer. Consistent with the requirements of Item 1006(c) of Regulation M-A, please supplement your disclosure to discuss whether you have intentions of launching additional tender offers as a means of increasing your share ownership.

Response

           The Schedule TO has been revised in response to Comment No. 8. See Items 5 and 6 of the Amendment.

Item 13. Conditions to the Offer, page 21

9.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please remove the reference to the conditions being satisfied or waived in your sole discretion regardless of the circumstances giving rise to such condition, including the “action of inaction” of Wendy’s/Arby’s.

Response

           The Schedule TO has been revised in response to Comment No. 9. See Item 4 of the Amendment.

10.	You disclose in paragraph (c) that a condition exists if the purchaser “becomes aware of any fact which, in the reasonable judgment of purchaser, has or may have material adverse significance, with respect to either the value of Wendy’s/Arby’s or any of its subsidiaries or the value of the shares to purchaser.” Your disclosure should be revised to allow shareholders to objectively verify the bases upon which you could assert such a condition. For example, specify the range of “facts” or circumstances that could trigger such a condition. Quantify, if possible, the severity of a change in either the value of the company or the purchaser that would trigger the condition.

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Response

           The condition in subsection (c) of Section 13 of the Offer to Purchase to the effect that Purchaser shall not have become aware of any fact which has or may have “material adverse significance”, with respect to either the value of Wendy’s/Arby’s or the value of the shares to Purchaser would cover a situation where an event occurs or Purchaser becomes aware of facts that do not rise to the level of a “material adverse effect” on Wendy’s/Arby’s, but nevertheless has a significant adverse effect on Wendy’s/Arby’s or the Wendy’s/Arby’s shares. Because the Purchaser is satisfied that many of the circumstances that it intended to address through this condition are adequately addressed by certain other conditions set forth in the Offer to Purchase (i.e., subsections (c) and (d) of Section 13 of the Offer to Purchase) and in light of the Staff’s comment, the Purchaser will remove the aforementioned language as a condition to the offer. The Schedule TO has been revised in response to Comment No. 10. See Item 4 of the Amendment.

11.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is tantamount to waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response

           The Purchaser supplementally confirms to the Staff their understanding that if the Purchaser decides to waive a condition to the offer, depending on the materiality of the waived condition and the number of days remaining in the offer, the Purchaser may be required to extend the offer and recirculate new offer materials to security holders.

General – Bidder Statement

           At your request, the Trian Funds and Trian principals further acknowledges that:

•	the Trian Funds and Trian principals are responsible for the adequacy and accuracy of the disclosure in the Schedule TO;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

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•	the Trian Funds and Trian principals may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Purchaser believes that none of the revisions or clarifying amendments made to the Offer to Purchase as set forth herein or in Amendment No. 1 being filed concurrently herewith constitute material changes in the information sent to the Wendy’s/Arby’s shareholders; therefore, the Purchaser does not currently intend to send any supplemental materials to the Wendy’s/Arby’s shareholders.

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

Attachments

cc: Brian L. Schorr, Esq.